                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                       Murdock Communications Corporation
                    -----------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                       -----------------------------------
                         (Title of Class of Securities)

                                    62647W108
                                 ---------------
                                 (CUSIP Number)

Thomas J. Berthel                      Copy to:      Michael K. Denney
100 Second Street S.E.                               Bradley & Riley, P.C.
Cedar Rapids, Iowa 52407-4250                        100 1st St. S.W.
(319) 365-2506                                       Cedar Rapids, IA 52404
                                                     (319) 363-0101

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
             ------------------------------------------------------
                                December 31, 1998
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62647W108
                         (Continued on following pages)

Exhibit Index Appears on Page 9                               Page 1 of 13 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
         BERTHEL FISHER & COMPANY  42-1254805

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                      (a)     X
                                                                       ------
                                                                 (b)
                                                                       ------
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
                                                 BK, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         ----

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
                                                              IOWA

--------------------------------------------------------------------------------
                                (7) Sole Voting Power
                                                              188,571

                                ------------------------------------------------
Number of                       (8) Shared Voting Power
Shares                                                        1,925,764
Beneficially
Owned by Each                   ------------------------------------------------
Reporting                       (9) Sole Dispositive Power
Person With                                                   188,571

                                ------------------------------------------------
                                (10) Shared Dispositive Power
                                                              1,925,764

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person  2,114,335

--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         ----

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)          19.3%

--------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)
                                                                 CO

--------------------------------------------------------------------------------

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
         BERTHEL FISHER & COMPANY LEASING, INC.  42-13312639

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                      (a)     X
                                                                       ------
                                                                 (b)
                                                                       ------
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
                                                              OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         ----

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
                                                              IOWA

--------------------------------------------------------------------------------
                                (7) Sole Voting Power
                                                              NONE

                                ------------------------------------------------
Number of                       (8) Shared Voting Power
Shares                                                        1,453,450
Beneficially
Owned by Each                   ------------------------------------------------
Reporting                       (9) Sole Dispositive Power
Person With                                                   NONE

                                ------------------------------------------------
                                (10) Shared Dispositive Power
                                                              1,453,450

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person  1,453,450

--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

         ----

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)          13.7%

--------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)
                                                                 CO

--------------------------------------------------------------------------------

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
         TELECOMMUNICATION INCOME FUND IX, L.P.  42-1367356

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                      (a)     X
                                                                       ------
                                                                 (b)
                                                                       ------
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
                                                              OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         ----

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
                                                              IOWA

--------------------------------------------------------------------------------
                                (7) Sole Voting Power
                                                              NONE

                                ------------------------------------------------
Number of                       (8) Shared Voting Power
Shares                                                        215,311
Beneficially
Owned by Each                   ------------------------------------------------
Reporting                       (9) Sole Dispositive Power
Person With                                                   NONE

                                ------------------------------------------------
                                (10) Shared Dispositive Power
                                                               215,311

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person  215,311

--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         ----

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)           2.0%

--------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)
                                                                 PN

--------------------------------------------------------------------------------

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
         TELECOMMUNICATION INCOME FUND X, L.P.  42-1401715

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                      (a)     X
                                                                       ------
                                                                 (b)
                                                                       ------
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
                                                              OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
                                                              IOWA

--------------------------------------------------------------------------------
                                (7) Sole Voting Power
                                                              NONE

                                ------------------------------------------------
Number of                       (8) Shared Voting Power
Shares                                                        592,500
Beneficially
Owned by Each                   ------------------------------------------------
Reporting                       (9) Sole Dispositive Power
Person With                                                   NONE

                                ------------------------------------------------
                                (10) Shared Dispositive Power
                                                              592,500

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person  592,500

--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         ----

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)           5.7%

--------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)
                                                                 PN

--------------------------------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND.

    Item 2 is amended by adding the following information:

    This statement is being filed jointly by (a) Berthel Fisher & Company Leasing, Inc. ("Leasing"), (b) Berthel Fisher & Company Investments, Inc. ("Investments"), (c) Berthel Fisher & Company Financial Services, Inc. ("Financial Services"), (d) T.J. Berthel Investment, L.P., an Iowa limited partnership ("Investment L.P."), (e) T.J. Berthel Enterprises, Inc. ("Enterprises"), (f) Berthel Fisher & Company ("BFC"), (g) Telecommunications Income Fund IX, L.P. ("TIFIX"), (h) Telecommunications Income Fund X, L.P. ("TIFX") and (i) Thomas J. Berthel ("Mr. Berthel"). Leasing, Investments, Financial Services, Investment L.P., Enterprises, BFC, TIFIX, TIFX and Mr. Berthel are referred to herein as the "Reporting Persons."

    During the past five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the Other Officers and Directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Each of the Reporting Persons who is a natural person and each of the Other Officers and Directors is a United States citizen.

    Approximately 20% of the outstanding common stock of Financial Services is owned by Farm Bureau Life Insurance Company.

    Mr. Thorp no longer serves as a director of BFC.

    Mr. Wheelan no longer serves as the President of Financial Services or as a Director of BFC. He currently serves as the Executive Vice President and a Director of Financial Services.

    Mr. Fisher no longer serves as a Director of BFC.

    Ronald O. Brendengen has been elected Chief Operating Officer of Investments, Financial Services and Leasing.

    Mr. Smith no longer serves as Director of BFC.

    Nancy L. Lowenberg no longer serves as the Chief Operating Officer of Leasing or as a Director of BFC. She has been elected Executive Vice President and General Manager of Leasing.

    Mr. Elbert no longer serves as Director of Leasing.

    Mr. Price has been elected President of Financial Services.

    Mr. Noyce has been elected a Director of Financial Services.

    Mr. William J. Oddy, whose business address and principal place of business is 5400 University Avenue, West Des Moines, IA 50266, is the Chief Operating Officer of Farm Bureau Financial Services, Inc. He serves as a Director of BFC and Financial Services.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is amended by adding the following information:

Leasing

    On December 31, 1998, Leasing exercised its Warrants for 462,500 shares of Common Stock. The Warrants have previously been reported in Amendment 3 to this
Schedule 13D. In order to encourage the exercise of these Warrants, the Issuer negotiated a ten percent (10%) discount from the original exercise price of $1.4375 to $1.30. The Issuer issued a certificate dated December 31, 1998 for 462,500 shares of Common Stock and delivered the certificate to Leasing on January 12, 1999. The exercise price was paid using cash from Leasing's operations.

TIFIX

    On December 31, 1998, TIFIX exercised its Warrants for 45,000 shares of Common Stock. The Warrants have previously been reported in Amendment 3 to this
Schedule 13D. In order to encourage the exercise of these Warrants, the Issuer negotiated a ten percent (10%) discount from the original exercise price of $1.4375 to $1.30. The Issuer issued a certificate dated December 31, 1998 for 45,000 shares of Common Stock and delivered the certificate to TIFIX on January 12, 1999. The exercise price was paid using cash from TIFIX's cash on hand and operations.

TIFX

    On December 31, 1998, TIFX exercised its Warrants for 592,500 shares of Common Stock. The Warrants have previously been reported in Amendment 3 to this
Schedule 13D. In order to encourage the exercise of these Warrants, the Issuer negotiated a ten percent (10%) discount from the original exercise price of $1.4375 to $1.30. The Issuer issued a certificate dated December 31, 1998 for 592,500 shares of Common Stock and delivered the certificate to TIFX on January 12, 1999. The exercise price was paid using cash from TIFX's cash on hand and operations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 is amended by adding the following information:

Leasing

    As of December 31, 1998, the aggregate number of shares of the Issuer beneficially owned by Leasing was 1,453,450. Leasing owns in its name 543,782 shares of Common Stock, Warrants exercisable for 79,279 shares of Common Stock and Preferred Shares convertible into 22,578 shares of Common Stock of the Issuer. Leasing shares with BFC the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the shares of Common Stock, all warrants for shares of Common Stock and all Preferred Shares convertible into Common Stock of the Issuer owned by Leasing, TIFIX and TIFIX. As of December 31, 1998, the 1,453,450 shares beneficially owned by Leasing, including the shares to be issued upon exercise of Warrants and the shares to be issued upon conversion of Preferred Shares, constitute approximately 13.7% of the total number of shares of the Common Stock of the Issuer outstanding as of December 31, 1998. Because BFC is a controlling person of Leasing, BFC and Leasing have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by Leasing. Because BFC is a controlling person of Leasing and Leasing is a controlling person of TIFIX and TIFX, BFC and Leasing have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by TIFIX and TIFX. Within the last sixty days, 462,500 shares of Common Stock of the Issuer were issued to Leasing upon the exercise by Leasing of its Warrants and the payment of $601,250.

TIFIX

    As of December 31, 1998, the aggregate number of shares of the Issuer beneficially owned by TIFIX was 215,311. TIFIX owns 45,000 shares of Common Stock and Preferred Shares convertible into 170,311 shares of Common Stock of the Issuer. BFC is a controlling person of Leasing, and Leasing is a controlling person of TIFIX. Accordingly, TIFIX shares with Leasing and BFC the power to vote or to direct the vote and the power to dispose or to direct the disposition of (i) the Preferred Shares owned by TIFIX, (ii) the Common Stock owned by TIFIX and (iii) all of the shares of common stock that would be issued to TIFIX upon conversion of all Preferred Shares into common stock of the Issuer. As of December 31, 1998, the 215,311 shares beneficially owned by TIFIX, including the shares to be issued upon conversion of Preferred Shares, constitute approximately 2.0% of the total number of shares of the common stock of the Issuer outstanding as of December 31, 1998. Within the last sixty days, 45,000 shares of Common Stock of the Issuer were issued to TIFIX upon the exercise by TIFIX of its Warrants and the payment of $58,500.

TIFX

    As of December 31, 1998, the aggregate number of shares of the Issuer beneficially owned by TIFX was 592,500. TIFX owns 592,500 shares of Common Stock of the Issuer. BFC is a controlling person of Leasing, and Leasing is a controlling person of TIFX. Accordingly, TIFX shares with Leasing and BFC the power to vote or to direct the vote and the power to dispose or to direct the disposition of the Common Stock owned by TIFX. As of December 31, 1998, the 592,500 shares beneficially owned by TIFX constitute approximately 5.7% of the total number of shares of the common stock of the Issuer outstanding as of December 31, 1998. Within the last sixty days, 592,500 shares of Common Stock of the Issuer were issued to TIFX upon the exercise by TIFX of its Warrants and the payment of $770,250.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.                    Beginning
                                                                 at
                                                                Page:
                                                              ---------

A   Joint Filing Agreement, dated January 13, 1999,
    between the Reporting Persons relating to the
    filing of a joint statement on Schedule 13D.                 12

                                   SIGNATURES
                                   ----------
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 1999            T. J. BERTHEL INVESTMENT, L. P.
                                   By: T. J. BERTHEL ENTERPRISES, INC.
                                     General Partner

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, President

                                   BERTHEL FISHER & COMPANY FINANCIAL
                                      SERVICES, INC.

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, Chief Executive Officer

                                   BERTHEL FISHER & COMPANY LEASING, INC.

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, President

                                   BERTHEL FISHER & COMPANY
                                   INVESTMENTS, INC.

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, Chief Executive Officer

                                   BERTHEL FISHER & COMPANY

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, President

                                     /s/ Thomas J. Berthel
                                   ---------------------------------------------
                                   THOMAS J. BERTHEL

                                   T. J. BERTHEL ENTERPRISES, INC.

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, President

                                   TELECOMMUNICATIONS INCOME FUND IX, L.P.
                                   By: BERTHEL FISHER & COMPANY LEASING, INC.
                                     General Partner

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, President

                                   TELECOMMUNICATIONS INCOME FUND  X, L.P.
                                   By: BERTHEL FISHER & COMPANY LEASING, INC.
                                     General Partner

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, President


    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    EXHIBIT A
                             JOINT FILING AGREEMENT
                             ----------------------
    We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is filed on behalf of each of us.

Dated: January 13, 1999            T. J. BERTHEL INVESTMENT, L. P.
                                   By: T. J. BERTHEL ENTERPRISES, INC.
                                     General Partner

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, President

                                   BERTHEL FISHER & COMPANY FINANCIAL
                                      SERVICES, INC.

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, Chief Executive Officer

                                   BERTHEL FISHER & COMPANY LEASING, INC.

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, President

                                   BERTHEL FISHER & COMPANY
                                   INVESTMENTS, INC.

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, Chief Executive Officer

                                   BERTHEL FISHER & COMPANY

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, President

                                     /s/ Thomas J. Berthel
                                   ---------------------------------------------
                                   THOMAS J. BERTHEL

                                   T. J. BERTHEL ENTERPRISES, INC.

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, President

                                      TELECOMMUNICATIONS INCOME FUND IX, L.P.
                                      By: BERTHEL FISHER & COMPANY LEASING, INC.
                                        General Partner


                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                      THOMAS J. BERTHEL, President

                                      TELECOMMUNICATIONS INCOME FUND  X, L.P.
                                      By: BERTHEL FISHER & COMPANY LEASING, INC.
                                        General Partner

                                   By:   /s/ Thomas J. Berthel
                                      ------------------------------------------
                                        THOMAS J. BERTHEL, President